Q3 FY2017 April 27, 2017

From the CEOs

Fellow shareholders,

We're pleased to say Q3 of FY2017 was another terrific quarter for Atlassian. We grew all three of our product families (cloud, server, and data center) and expanded our presence across teams of all kinds. We ended the quarter with revenue of $159.9 million, reflecting growth of 36% year-over-year, and free cash flow of $68.3 million.

We also closed our acquisition of Trello during Q3 and ended the quarter with a combined total customer count of over 85,000 organizations, illustrating both the breadth of our reach and the immense size of the market in which we play. We're a few steps closer to our goal of serving teams in all of the Fortune 500,000 – not just the Fortune 500 – with an exciting path still ahead of us.

Such strong, consistent growth wouldn't be possible without our amazing team. As of Q3, we have over 2,000 Atlassians around the world – a milestone we could scarcely imagine when we started the company out of a college apartment 15 years ago in Sydney. Our colleagues inspire us every day with their energy, intelligence, and ability to deliver great products. We're incredibly proud of what this team has achieved so far as we work together to unleash the potential of every team.



Trello

We officially welcomed Trello to the Atlassian family on February 3rd. Along with enhancing our product portfolio and helping us reach more business teams, the acquisition paves the way for an array of deep product integrations and other market opportunities.

On the integration front, our finance and IT teams have merged the back-end accounting and analytics systems that will bring the two businesses into operational harmony. On the product side, teams are getting acquainted and working out a collaboration model that will allow us to deliver a steady stream of customer-facing updates going forward.

Atlassian Q3 FY2017 2

Meanwhile, several Atlassian products shipped new Trello Power-Ups – product integrations akin to Atlassian's add-ons. JIRA Software, Confluence, and Bitbucket launched their Power-Ups for cloud in late March, along with updates to the Power-Up for HipChat. The new Power-Ups create a tight connection between Atlassian and Trello products, making it easier for users to ensure they're working on the highest priority items. Attaching issues, pages, branches, and pull requests to Trello cards surfaces key information like status and severity levels. Similarly, the HipChat Power-Up sends updates from Trello boards into HipChat rooms so the whole team can keep up with the play-by-play, and even create new Trello cards without leaving HipChat.

As we work to integrate our teams and products with Trello's, we're careful not to let our excitement get the better of us and pull them in so close that we inadvertently "smother them with love." We want Trello to concentrate on all the things that have already earned them approximately 22 million registered users and propelled the company's tremendous growth. The integration process is going smoothly so far, thanks to the dedication of teams on both sides.

Enterprise customers

We delivered several updates tailored to the needs of larger customers in Q3. JIRA Software Data Center, Confluence Data Center, and HipChat Server now offer native support for SAML 2.0 single sign-on, allowing companies to shift identity management to external providers (like Okta and Azure Active Directory) or a custom SAML implementation. For their thousands of end-users, this means easier and more secure sign in, with one less password to remember.

JIRA Software Data Center also introduced zero-downtime upgrades so companies can install the latest versions without interrupting users' work while installing a newer version. And for customers who'd rather use externally-hosted infrastructure than manage their own servers, Confluence Data Center now supports deployment on the Amazon Web Services (AWS) platform.

Marketplace

Around the time of our IPO in December 2015, approximately 36% of Atlassian customers had purchased at least one add-on from the Atlassian Marketplace, with many more using the add-ons offered for free. As of Q3, that number has grown to approximately 43% (excluding Trello customers), pushing the Marketplace's cumulative lifetime sales north of $250 million.

With more than 3,000 free and paid add-ons, the Atlassian Marketplace is one of the top B2B market-places in the industry. Not only do we benefit from the revenue we receive from Marketplace sales, but add-ons also support our long-term success. Customers who purchase an add-on to serve niche use cases are more loyal, and more likely to recommend Atlassian products to their friends and teammates.

As such, we're excited to deepen our relationship with the add-on developer community next month at AtlasCamp, now in its 9th year and going strong. Approximately 600 AtlasCamp attendees will join us in Barcelona for two days of talks, training, demos, and networking.

Atlassian Q3 FY2017 3

Elsewhere in the Atlassian Universe

It's viva Barcelona! If you're going to put on one event in this beautiful city, you may as well do two events back-to-back. Immediately preceding AtlasCamp, we're holding the first-ever European edition of Summit, our popular user conference. Interest from sponsors, partners and customers is strong, and we expect to sell-out the event with nearly 1,600 attendees - a fantastic turnout for our inaugural European conference.

Later this year, Atlassian Summit U.S. will return to San Jose, CA. Training and other specialty sessions will take place on September 12th, followed by keynotes and breakout sessions on the 13th and 14th. This year, for the first time, we're also holding an investor and financial analyst session. So mark those dates on your calendar and stay tuned for more details coming this summer.

Now it's on to Q4, and the business of unleashing the potential of every team. We look forward to talking with you and answering your questions during the upcoming earnings call, or wherever we may chance to meet.

Best Wishes,

Mike Cannon-Brookes and Scott Farquhar



Mike Cannon-Brookes
Co-founder and CEO



Scott Farquhar
Co-founder and CEO

Atlassian Q3 FY2017 4

Jay Simons
President

Customer highlights

Our customers represent diverse industries and geographies, from start-ups to blue chips, thanks to a highly automated sales model that allows us to target the Fortune 500,000.

We finished the third quarter of fiscal 2017 with 85,031 customers. We added 16,194 net new customers during the quarter; this number benefited from an increase of 12,789 customers as a result of our acquisition of Trello during the quarter. Excluding Trello, Atlassian ended the third quarter of fiscal 2017 with a total customer count of 72,242, a 26% year-over-year increase. Net new customers added during the quarter excluding Trello were 3,405. For historical reference, Trello has typically added approximately 700-1,000 net new customers each quarter. Going forward, we will be reporting total customers and total net new customers for the company as a whole, including those from Trello.

Some of the new customers we added during the quarter include luxury brands Hermes and Gucci, fiber optic telecommunications services provider Hotwire Communications, France's Ministry of Agriculture, transportation and logistics company J.B. Hunt, skin care product provider Proactiv, and medical technology company Kestra Medical.

Customers use our products in all sorts of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, we'd like to share a handful of the myriad stories our customers share with us each quarter. These illustrate the breadth of applications and versatility of our products, as well as how we expand across teams, departments and customer organizations.


Customers
Period ended
42,780
45,640
48,622
51,636
54,262
57,431
60,950
65,673
68,837
85,031
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month (excluding starter licenses). While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Atlassian Q3 FY2017
5

Mercy Ships

Empowering life-saving healthcare in developing nations

Mercy Ships is an international non-governmental organization (NGO) with 1,200 staff and volunteers working across North America, Europe, and Africa to provide free healthcare via the largest civilian hospital ship, the 500-foot *Africa Mercy*. Equipped with five state-of-the-art operating rooms, the *Africa Mercy* sails from port to port delivering services to areas where treatable conditions might otherwise become life-threatening due to lack of basic medical care. Atlassian powers the logistics for *Africa Mercy* and the entire Mercy Ships organization.

Confluence (dubbed "Navigator") serves as the central hub, connecting the teams at Mercy Ships, managing documents, and facilitating global communications. Processes and instructions for medical crews with doctors, nurses and staff rotating in from over 40 countries are maintained in Confluence to ensure optimal care is provided. Teams post calendars for important maritime and employee training on Confluence, and even use it to develop the curriculum for their on-board K-12 Academy for volunteers' families. While Confluence is used organization-wide to post internal news and announcements, it also serves as a source of inspiration as volunteer success stories are posted about patients they've helped.

On board the *Africa Mercy*, JIRA Service Desk is used to track maintenance requests, staff work schedules and boarding arrangements. On shore, Mercy Ships uses JIRA Service Desk to manage the ship's monthly re-supply, safety training, staff development, and general IT requests.

Mercy Ships also recently rolled out HipChat internally across the entire organization to replace email for quick messages and group discussions and has fully integrated it with its other Atlassian products. (See Mercy Ships' video on how they use HipChat internally: https://vimeo.com/209455160/8384916188).

Dice.com

A classic land-and-expand story

Dice.com, a technology career website, uses the entire Atlassian product portfolio to power over 80,000 job listings, 3 million registered technology professionals and approximately 2.4 million unique visitors each month. Prior to Atlassian, Dice was using a disparate mix of tools for collaboration and communication. Today, the company uses our products as a single platform for improving teamwork, communication, and efficiency across teams and geographies.

Dice started its journey with Atlassian when one engineering team adopted JIRA. After seeing how JIRA changed the way that team worked, other teams across Dice's parent company, DHI Group, Inc., joined in. Today, over a dozen separate development teams use JIRA, including technology-oriented teams like IT, Operations, and Business Systems. They also added JIRA Service Desk to manage internal service requests. "If it isn't in JIRA, it doesn't exist (or, you shouldn't be working on it)."

Confluence was first adopted by DHI Group, Inc.'s IT department for use as a documentation tool. Soon after, the customer support department realized Confluence could replace its unwieldy paper-based system for tracking support cases. The company has since curtailed its practice of emailing documents back and forth, and moved over to Confluence for internal collaboration. Everything from HR benefits documentation to CEO blog posts are in Confluence.

Atlassian Q3 FY2017 6

Footwear and athletic apparel company

Increasing team efficiency with Atlassian's products

Since first adopting Atlassian products five years ago, business teams at one of the world's largest footwear and athletic apparel companies are using our products to work more effectively. For example, its Global Brand Management team – a critical team, given that brand image is this customer's beating heart – turned to Confluence to provide a more open and robust system that now enables over 80 brand executives, representing six regions, to report weekly strategy updates for their respective brand categories to senior leadership. As a result of the efficiency gained in reporting, the senior leadership team is better able to focus on key points and take immediate action. Today, the company has over 8,000 users on Confluence and spends over $300,000 annually on Atlassian products, including JIRA Software, JIRA Core, JIRA Service Desk, HipChat and Bitbucket.

Globally renowned broadcaster

Expanding from IT to product development teams

Atlassian tools have gone viral at one of the world's oldest broadcasting organizations. Because this customer delivers news through several mediums, including programs streamed to mobile devices, it needed faster development cycles to support the constant flow of new technology used by its viewers. The 100-person IT operations team that supports digital products adopted JIRA and Confluence to replace a web of complex and inefficient platforms: Word docs, information stored on network drives, or simply emailed around and forgotten. Now, JIRA helps the team track work and resolve critical incidents efficiently, while Confluence provides easy access to documentation and information about the organization's products and platforms.

Propelled by the success experienced by the IT operations team, Atlassian products spread to the company's product development teams, who started using JIRA to support agile workflows for software development, as well as Confluence for design documents and meeting notes. This quickly improved efficiency and collaboration across the 10,000-person division. "Cross-organization interactions couldn't have happened without Confluence and JIRA. With all the history and context stored in Atlassian tools, there's such a wealth of information. The system ties it all together for us, and we're a huge organization."

Recently, the teams went a step further and implemented a new DevOps process based entirely on our products' capabilities. The new process allowed the development teams to work smarter and faster, moving from two deployments per week to five deployments per day!

Atlassian Q3 FY2017 7

Financial highlights



Murray Demo
Chief Financial Officer

Third quarter of fiscal 2017 financial summary

(in thousands, except per share data)

	Three Months Ended March 31,	
	2017	2016
IFRS Results		
Revenue	$159,909	$117,942
Gross profit	$127,014	$98,178
Gross margin	*79.4%*	*83.2%*
Operating loss	($23,063)	($4,935)
Operating margin	*(14.4%)*	*(4.2%)*
Net loss	($17,461)	($1,072)
Net loss per share - diluted	($0.08)	($0.01)
Non-IFRS Results		
Gross profit	$133,774	$101,357
Gross margin	*83.7%*	*85.9%*
Operating income	$24,492	$18,254
Operating margin	*15.3%*	*15.5%*
Net income	$18,932	$16,960
Net income per share - diluted	$0.08	$0.07

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Revenue

Total revenue for the third quarter of fiscal 2017 was $159.9 million, up 36% year-over-year. Our revenue for the quarter reflected strong performance across our cloud, server and data center products. Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our cloud products. A small portion of this revenue also relates to sales of our data center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q3'17, subscription revenue was $63.4 million, up 64% year-over-year. The growth in subscription revenue reflects more of our customers choosing our cloud products, as well as strong growth in our data center offerings during the quarter. Trello revenue, which is included in subscription revenue, achieved the target of approximately $1 million for Q3'17 that we communicated previously.

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q3'17, maintenance revenue was $67.1 million, up 19% year-over-year.

Atlassian Q3 FY2017 8

- License revenue is related to fees earned from the sale of perpetual licenses for our server or behind-the-firewall products, and is recognized at the time of sale. For Q3'17, license revenue was $19.5 million, up 19% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace, and for training services. For Q3'17, other revenue was $10.0 million, up 50% year-over-year.


Revenue
USD in millions (Y/Y growth rate in %)
$110
45%
Q2'16
$118
40%
Q3'16
$128
39%
Q4'16
$137
34%
Q1'17
$149
36%
Q2'17
$160
36%
Q3'17


Revenue by type
USD in millions (Y/Y growth rate in %)
$110
9%
39%
69%
Q2'16
$118
11%
36%
71%
Q3'16
$128
17%
28%
68%
Q4'16
$137
13%
23%
64%
Q1'17
$149
16%
22%
66%
Q2'17
$160
19%
19%
64%
Q3'17
Subscription
Maintenance
Perpetual License
Other

Margins and operating expenses

IFRS gross margin for Q3'17 was 79.4%, compared with 83.2% for Q3'16. Non-IFRS gross margin for Q3'17 was 83.7%, compared with 85.9% for Q3'16. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our data centers to third-party cloud providers.

Atlassian Q3 FY2017
9

On an IFRS basis, operating expenses were $150.1 million in Q3'17, up 46% from $103.1 million in Q3'16. On a non-IFRS basis, operating expenses were $109.3 million in Q3'17, up 32% from $83.1 million in Q3'16.

- Research & development expense on an IFRS basis was $82.3 million in Q3'17, compared with $54.2 million in Q3'16. Research & development expense on a non-IFRS basis was $60.6 million or 37.9% of revenue in Q3'17, compared with $44.7 million or 37.9% of revenue in Q3'16.
- Marketing & sales expense on an IFRS basis was $36.6 million in Q3'17, compared with $24.4 million in Q3'16. Marketing & sales expense on a non-IFRS basis was $26.4 million or 16.5% of revenue in Q3'17, compared with $21.7 million or 18.4% of revenue in Q3'16.
- General & administrative expense on an IFRS basis was $31.2 million in Q3'17, compared with $24.5 million in Q3'16. General & administrative expense on a non-IFRS basis was $22.2 million or 13.9% of revenue in Q3'17, compared with $16.8 million or 14.2% of revenue in Q3'16.

Total employee headcount was 2,078 at the end of Q3'17, an increase of 190 employees since the end of Q2'17. The headcount growth during the quarter includes the addition of 92 employees from Trello. The increase of 98 employees in standalone Atlassian was across all major organizations other than in G&A.

IFRS operating loss was $23.1 million for Q3'17, compared with IFRS operating loss of $4.9 million for Q3'16. Non-IFRS operating income was $24.5 million, or 15.3% of revenue for Q3'17, compared with $18.3 million or 15.5% of revenue for Q3'16.

Operating margin was higher in the quarter than the target provided during our prior earnings announcement due to a combination of higher revenue and lower operating expenses primarily related to consulting services, employee count and various other expense categories.

Net income

IFRS net loss was $17.5 million, or ($0.08) per diluted share, for Q3'17 compared with IFRS net loss of $1.1 million, or ($0.01) per diluted share, for Q3'16. Non-IFRS net income was $18.9 million, or $0.08 per diluted share, for Q3'17 compared with $17.0 million, or $0.07 per diluted share, for Q3'16.

Balance sheet

Atlassian finished Q3'17 with $503.6 million in cash and cash equivalents and short-term investments. During the quarter, we used approximately $362.8 million in cash, net of cash received, to acquire Trello.

Free cash flow

Free cash flow for Q3'17 was $68.3 million, comprised of cash flow from operations of $72.9 million, less capital expenditures of $4.6 million. Free cash flow margin, defined as free cash flow as a percentage of revenue, was 42.7%.

Atlassian Q3 FY2017 10

Financial targets for Q4'17 and full year fiscal 2017

	IFRS	
	Three Months Ending June 30, 2017	Fiscal Year Ending June 30, 2017
Revenue	$170M to $172M*	$616M to $618M**
Gross margin	80%	81%
Operating margin	(20%)	(11%)
Net loss per share - diluted	($0.10)	($0.20)

	Non-IFRS	
	Three Months Ending June 30, 2017	Fiscal Year Ending June 30, 2017
Gross margin	84%	84%
Operating margin	14%	17%
Net income per share - diluted	$0.08	$0.35
Weighted-average shares used in computing diluted non-IFRS net income per share	238M to 240M	235M to 236M
Free cash flow	not provided	$173M to $177M

*Our fourth quarter fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $3 million.

**Our full year fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $4 million.

We recorded a beginning deferred revenue balance (after fair value write-down adjustments related to purchase accounting) of approximately $2 million for Trello. We recognized a portion of this as revenue in Q3'17.

For fiscal 2018, we expect a revenue contribution from Trello of approximately $20 million. We do not plan to break out Trello revenue from our total revenues in fiscal 2018.

We will be providing fiscal 2018 financial targets as part of our fourth quarter and fiscal year 2017 results in July. We would like to note that we plan to modify pricing for several products in the coming months. We are not announcing any changes today, but we expect the impact of this change will modestly increase our fiscal 2018 revenue, contributing low single-digit points of annual revenue growth.

Atlassian Q3 FY2017 11

Atlassian Corporation Plc
Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016
Revenues:				
Subscription	$ 63,369	$ 38,691	$ 169,626	$ 103,069
Maintenance	67,072	56,178	193,873	160,040
Perpetual license	19,495	16,430	55,206	47,576
Other	9,973	6,643	26,900	18,785
Total revenues	159,909	117,942	445,605	329,470
Cost of revenues (1) (2)	32,895	19,764	82,356	54,657
Gross profit	127,014	98,178	363,249	274,813
Operating expenses:				
Research and development (1)	82,262	54,170	219,477	147,476
Marketing and sales (1) (2)	36,625	24,436	89,021	62,411
General and administrative (1)	31,190	24,507	85,581	59,416
Total operating expenses	150,077	103,113	394,079	269,303
Operating income (loss)	(23,063)	(4,935)	(30,830)	5,510
Other non-operating expense, net	(492)	54	(806)	(730)
Finance income	1,040	703	3,803	872
Finance costs	(6)	(5)	(51)	(62)
Income (loss) before income tax benefit	(22,521)	(4,183)	(27,884)	5,590
Income tax benefit	5,060	3,111	6,088	3,485
Net income (loss)	$ (17,461)	$ (1,072)	$ (21,796)	$ 9,075
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ (0.08)	$ (0.01)	$ (0.10)	$ 0.05
Diluted	$ (0.08)	$ (0.01)	$ (0.10)	$ 0.05
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	223,333	212,920	221,034	172,272
Diluted	223,333	212,920	221,034	180,417

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016
Cost of revenues	$ 1,853	$ 1,258	$ 4,697	$ 3,765
Research and development	21,628	9,495	54,786	23,193
Marketing and sales	5,336	2,754	11,940	8,560
General and administrative	8,965	7,739	24,688	14,876

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016	Nine Months Ended March 31, 2017	Nine Months Ended March 31, 2016
Cost of revenues	$ 4,907	$ 1,921	$ 9,307	$ 5,496
Marketing and sales	4,866	22	5,281	65

Atlassian Q3 FY2017

12

Q3 FY2017 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) (unaudited) 13 March 31, 2017 June 30, 2016 Assets Current assets: Cash and cash equivalents $ 196,882 $ 259,709 Short-term investments 306,676 483,405 Trade receivables 26,481 15,233 Current tax receivables 6,070 6,013 Prepaid expenses and other current assets 19,337 14,178 Total current assets 555,446 778,538 Non-current assets: Property and equipment, net 45,190 58,762 Deferred tax assets 179,775 127,411 Goodwill 311,748 7,138 Intangible assets, net 134,992 13,577 Other non-current assets 8,513 5,547 Total non-current assets 680,218 212,435 Total assets $ 1,235,664 $ 990,973 Liabilities Current liabilities: Trade and other payables $ 71,381 $ 57,886 Current tax liabilities 5,250 286 Provisions 5,585 4,716 Deferred revenue 221,860 173,612 Total current liabilities 304,076 236,500 Non-current liabilities: Deferred tax liabilities 57,240 6,639 Provisions 2,942 2,170 Deferred revenue 10,884 7,456 Other non-current liabilities 6,914 6,545 Total non-current liabilities 77,980 22,810 Total liabilities $ 382,056 $ 259,310 Equity Share capital $ 22,422 $ 21,620 Share premium 448,986 441,734 Other capital reserves 379,555 244,335 Other components of equity 5,166 4,699 Retained earnings (accumulated deficit) (2,521) 19,275 Total equity $ 853,608 $ 731,663 Total liabilities and equity $ 1,235,664 $ 990,973

Q3 FY2017 Three Months Ended March 31, Nine Months Ended March 31, 2017 2016 2017 2016 Operating activities Income (loss) before income tax $ (22,521) $ (4,183) $ (27,884) $ 5,590 Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities: Depreciation and amortization 18,485 5,678 37,780 15,584 Loss (gain) on sale of investments and other assets (15) 61 (422) 198 Net unrealized foreign currency loss (gain) 209 (442) 1 (8) Share-based payment expense 37,782 21,246 96,111 50,394 Interest income (1,040) (703) (3,803) (872) Changes in assets and liabilities: Trade receivables 2,155 1,003 (9,913) (3,311) Prepaid expenses and other assets (89) (796) (2,859) (824) Trade and other payables, provisions and other non-current liabilities 12,707 10,717 9,308 5,975 Deferred revenue 25,035 15,272 49,352 29,524 Interest received 1,470 1,352 5,147 1,458 Income tax paid, net of refunds (1,255) (961) (4,034) (9,161) Net cash provided by operating activities 72,923 48,244 148,784 94,547 Investing activities Business combinations, net of cash acquired (362,795) — (381,090) — Purchases of property and equipment (4,623) (7,531) (9,921) (16,819) Proceeds from sale of other assets — — 342 — Purchases of investments (105,021) (318,785) (338,385) (435,428) Proceeds from maturities of investments 23,088 13,202 80,188 47,824 Proceeds from sales of investments 235,173 6,361 433,761 6,361 Increase in restricted cash — — (3,369) — Payment of deferred consideration — — (935) (1,025) Net cash used in investing activities (214,178) (306,753) (219,409) (399,087) Financing activities Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs — — — 431,447 Proceeds from exercise of share options 1,535 764 7,403 4,266 Employee payroll taxes paid related to net share settlement of equity awards — — — (5,395) Net cash provided by financing activities 1,535 764 7,403 430,318 Effect of exchange rate changes on cash and cash equivalents 440 371 395 22 Net increase (decrease) in cash and cash equivalents (139,280) (257,374) (62,827) 125,800 Cash and cash equivalents at beginning of period 336,162 570,268 259,709 187,094 Cash and cash equivalents at end of period $ 196,882 $ 312,894 $ 196,882 $ 312,894 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 14

Atlassian Corporation Plc
Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2017	2016	2017	2016
Gross profit				
IFRS gross profit	$ 127,014	$ 98,178	$ 363,249	$ 274,813
Plus: Share-based payment expense	1,853	1,258	4,697	3,765
Plus: Amortization of acquired intangible assets	4,907	1,921	9,307	5,496
Non-IFRS gross profit	$ 133,774	$ 101,357	$ 377,253	$ 284,074
Operating income				
IFRS operating income (loss)	$ (23,063)	$ (4,935)	$ (30,830)	$ 5,510
Plus: Share-based payment expense	37,782	21,246	96,111	50,394
Plus: Amortization of acquired intangible assets	9,773	1,943	14,588	5,561
Non-IFRS operating income	$ 24,492	$ 18,254	$ 79,869	$ 61,465
Net income				
IFRS net income (loss)	$ (17,461)	$ (1,072)	$ (21,796)	$ 9,075
Plus: Share-based payment expense	37,782	21,246	96,111	50,394
Plus: Amortization of acquired intangible assets	9,773	1,943	14,588	5,561
Less: Income tax effects and adjustments	(11,162)	(5,157)	(25,587)	(10,581)
Non-IFRS net income	$ 18,932	$ 16,960	$ 63,316	$ 54,449
Net income per share				
IFRS net income (loss) per share - basic	$ (0.08)	$ (0.01)	$ (0.10)	$ 0.05
Plus: Share-based payment expense	0.17	0.10	0.44	0.30
Plus: Amortization of acquired intangible assets	0.04	0.01	0.07	0.03
Less: Income tax effects and adjustments	(0.05)	(0.02)	(0.12)	(0.06)
Non-IFRS net income per share - basic	$ 0.08	$ 0.08	$ 0.29	$ 0.32
IFRS net income (loss) per share - diluted	$ (0.08)	$ (0.01)	$ (0.10)	$ 0.05
Plus: Share-based payment expense	0.17	0.09	0.42	0.26
Plus: Amortization of acquired intangible assets	0.04	0.01	0.06	0.03
Less: Income tax effects and adjustments	(0.05)	(0.02)	(0.11)	(0.06)
Non-IFRS net income per share - diluted	$ 0.08	$ 0.07	$ 0.27	$ 0.28
Weighted-average shares used in computing diluted non-IFRS net income per share:	236,233	230,943	234,934	191,664
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	223,333	212,920	221,034	180,417
Plus: Dilution from share options and RSUs (1)	12,900	18,023	13,900	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	11,247
Weighted-average shares used in computing diluted non-IFRS net income per share	236,233	230,943	234,934	191,664
Free cash flow				
IFRS net cash provided by operating activities	$ 72,923	$ 48,244	$ 148,784	$ 94,547
Less: Capital expenditures	(4,623)	(7,531)	(9,921)	(16,819)
Free cash flow	$ 68,300	$ 40,713	$ 138,863	$ 77,728

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2017 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

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Q3 FY2017 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 16 Three Months Ending June 30, 2017 Fiscal Year Ending June 30, 2017 Revenue $170 million to $172 million $616 million to $618 million IFRS gross margin 80% 81% Plus: Share-based payment expense 1 1 Plus: Amortization of acquired intangible assets 3 2 Non-IFRS gross margin 84% 84% IFRS operating margin (20%) (11%) Plus: Share-based payment expense 27 23 Plus: Amortization of acquired intangible assets 7 5 Non-IFRS operating margin 14% 17% IFRS net loss per share - diluted ($0.10) ($0.20) Plus: Share-based payment expense 0.19 0.60 Plus: Amortization of acquired intangible assets 0.05 0.12 Less: Income tax effects and adjustments (0.06) (0.17) Non-IFRS net income per share - diluted $0.08 $0.35 Weighted-average shares used in computing diluted non- IFRS net income per share 238 million to 240 million 235 million to 236 million IFRS net cash provided by operations $188 million to $192 million Less: Capital expenditures (15 million) Free cash flow $173 million to $177 million

Forward-looking statements
This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about Atlassian's products, technology and other key strategic areas, and Atlassian's financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.

Atlassian undertakes no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled "Risk Factors" in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com.

About non-IFRS financial measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

Our non-IFRS financial measures reflect adjustments based on the items below:

- Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets and related income tax effects on these items.
- Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax effects on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax effects on these items allow for more meaningful comparisons between our operating results from period to period.

Atlassian Q3 FY2017 17

We include the effect of our outstanding share options and restricted share units ("RSUs") in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our IPO. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

- As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
- For planning purposes, including the preparation of our annual operating budget;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our board of directors concerning our financial performance.

The tables in this shareholder letter titled "Reconciliation of IFRS to non-IFRS results" and "Reconciliation of IFRS to non-IFRS financial targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

About Atlassian

Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 85,000 large and small organizations — including Citigroup, eBay, CocaCola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including JIRA Software, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media Contact: Paul Loeffler, press@atlassian.com

Atlassian Q3 FY2017 18